Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the nine months ended
	September 30,				For the year ended December 31,
	2009		2008		2008		2007		2006		2005
Earnings:
Pre-tax income from continuing operations	$268,425		$404,688		$603,141		$663,283		$741,097		$486,532

Add:
Pre-tax (loss) income from 50% or greater than 50% owned unconsolidated entities	(21,542)		(29,559)		(29,093)		(9,061)		45,313		49,939

Distributed income from less than 50% owned unconsolidated entities	43,216		45,793		61,482		51,594		53,000		66,165

Amortization of capitalized interest	3,790		3,538		4,927		2,462		5,027		2,772

Fixed Charges	918,230		938,538		1,254,111		1,196,718		958,818		904,324
Less:
Income from unconsolidated entities	(15,694)		(13,060)		(32,246)		(38,120)		(110,819)		(81,807)

Interest capitalization	(11,882)		(23,410)		(28,451)		(37,270)		(34,073)		(15,502)

Earnings	$1,184,543		$1,326,528		$1,833,871		$1,829,606		$1,658,363		$1,412,423

Fixed Charges:
Portion of rents representative of the interest factor	6,596		6,757		8,996		9,032		9,052		8,869

Interest on indebtedness (including amortization of debt expense)	899,752		888,041		1,196,334		1,150,416		915,693		879,953

Interest capitalized	11,882		23,410		28,451		37,270		34,073		15,502

Loss on extinguishment of debt	0		20,330		20,330		0		0		0

Fixed Charges	$918,230		$938,538		$1,254,111		$1,196,718		$958,818		$904,324

Ratio of Earnings to Fixed Charges	1.29	x	1.41	x	1.46	x	1.53	x	1.73	x	1.56	x

For purposes of calculating the ratio of earnings to fixed charges, “earnings” have been computed by adding fixed charges, excluding capitalized interest, to income from continuing operations including income from minority interests and our share of income from 50%-owned affiliates which have fixed charges, and including our share of distributed operating income from less than 50%-owned affiliates instead of income from the less than 50%-owned affiliates. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. “Fixed charges” consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, losses on extinguishment of debt, and amortization of debt issuance costs.